FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 9, 2013

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports June 2013 Consolidated Revenue” dated July 9, 2013.

2.	Taiwan Stock Exchange filing entitled, “The Company will hold the Investor Conference on July 31, 2013”, dated July 9, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: July 9, 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports June 2013 Consolidated Revenue

Issued by: AU Optronics Corp.
Issued on: July 9, 2013

Hsinchu, Taiwan, July 9, 2013 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its preliminary consolidated June 2013 revenue of NT$37,031 million, down by 3.3% month-over-month but up by 10.8% year-over-year.  In the second quarter of 2013, AUO's unaudited consolidated revenues totaled NT$112,335 million, up by 19.2% quarter-over-quarter and 18.0% year-over-year.

For June 2013, large-sized panel(a) shipments, with applications on desktop monitor, notebook PC, LCD TV and other applications, exceeded 10.53 million units, an increase of 0.2% from the previous month. As for small-and-medium-sized panels, the shipments were around 12.72 million units, up by 8.0% month-over-month.

In the second quarter of 2013, large-sized panel shipments totaled over 30.52 million units, up by 13.2% quarter-over-quarter but down by 3.9% year-over-year.  Shipments of small-and-medium-sized panels in the same quarter reached around 36.58 million units, up by 19.2% quarter-over-quarter but down by 3.7% year-over-year.

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches.

Sales Report :(Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)
June 2013	37,031
May 2013	38,300
M-o-M Growth	(3.3%)
June 2012	33,426
Y-o-Y Growth	10.8%
Jan to June 2013	206,579
Jan to June 2012	176,290
Y-o-Y Growth	17.2%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corp. and its affiliates, BriView Electronics Corp. and its affiliates, Toppan CFI (Taiwan) Co, Ltd., Darshin Microelectronics Inc., and AUO Crystal Corp. and its affiliates.

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ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.5 inches to 65 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for three consecutive years from 2010 to 2012. AUO generated NT$378.5 billion (US$ 13.03 billion) in sales revenue in 2012. For more information, please visit AUO.com.

* 2012 year end revenue converted at an exchange rate of NTD29.05 : USD 1.

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 15th, 2013.

For more information, please contact:

Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

Item 2

AU Optronics Corp.
July 9, 2013
English Language Summary

Subject:   The company will hold the Investor Conference on July 31, 2013
Regulation:   Published pursuant to Article 2-12 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:   2013/07/09

Content:
1. Date of the investor conference:2013/07/31
2. Time of the investor conference:14:00
3. Location of the investor conference: The Westin Taipei
4. Brief information disclosed in the investor conference:
2013 2nd Quarter Results Investor Conference.
5. The presentation of the investor conference release:
Please refer to MOPS or AUO's website for 2Q2013 investor conference presentation.
6. Will the presentation be released in the Company’s website:
http://auo.com/
7. Any other matters that need to be specified: None.